Exhibit 99.1

ASX Announcement 6 December 2023

AHI completes Formal Agreements with UAE-based

E-Script medicine management company Pharmak Direct

Highlights

●	AHI has executed formal agreements with Pharmak Direct.

●	AHI Technology will be embedded in the e-script process, allowing patient screening.

●	Pharmak has a prominent stake in the e-script market throughout the MENA region.

●	First-of-its-kind e-script and mobile screening point-of-sale offering.

●	Following integration, it has been agreed that AHI will receive 1.6% of the e-script value on e-script partners using AHI’s e-screening.

●	AHI now has three strategic partnerships in the UAE.

Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“AHI” or “the Company”) is pleased to inform shareholders that, the Company has executed a Master Services Agreement (“MSA”) with Pharmak Direct, which sets out the terms and conditions of AHI’s partnership with Pharmak Direct.

Further to AHI’s strategic partnerships with IntelliGen (see AHI’s announcement dated 14 August 2023) and Bin Farhood (see AHI’s announcement dated 12 September 2023), the signing of the Pharmak MSA in the UAE is a testament to AHI’s establishment of a robust presence within the MENA region. AHI sets the stage for a transformative healthcare ecosystem by constructing an end-to-end care management platform. This platform is designed to encompass a suite of services, including AHI’s proprietary risk identification screening with telehealth, e-scripting, pharmaceutical delivery, medication management, fraud detection, and medication waste management. The collaborative efforts with these key industry partners are meticulously designed to align with AHI’s goals.

Dubai-based Pharmak Direct is a prominent stakeholder in the Middle Eastern e-script market, providing innovative digital home and workplace delivery prescription solutions. The company offers a comprehensive platform that enables payers, doctors, and patients to manage prescription compliance seamlessly, delivery and adherence electronically, enhancing the overall healthcare experience.

Pharmak represents a transformative shift in the prescription landscape with its e-script dispensing and packaging system (ESPS), enabling the company’s unique 3-minute e-script-to-packaged capability. By leveraging technology to digitise and streamline the end-to-end prescription process, Pharmak Direct enhances efficiency, accuracy, and patient safety, ultimately improving the overall healthcare experience.

Under the terms of the MSA, with the assistance of AHI, Pharmak will integrate the AHI Biometric Health Assessment capabilities, enhancing the e-script patient experience and facilitating cost-effective medication and health management solutions with the Pharmak Direct ESPS. Once integrated, Pharmak is committed to delivering the e-script and screening solution to all current and future Pharmak partners. This is intended to seamlessly provide health data directly into the joint AHI / Pharmak ESPS, further providing Health insurers, government, and healthcare professionals with valuable insights into the patient’s overall health status. The parties are targeting Q2-2024 as the initial launch of the combined solution.

Pharmak partners utilising the transformative e-script screening solution will experience the remarkable advantages of enriched patient data, made possible through integrating AHI technology. The AHI capability is seamlessly incorporated within the comprehensive e-script package at no additional cost to the Pharmak valued partners.

Upon completing the integration process, it has been agreed that AHI will receive 1.6% of the gross e-script value. This mutually beneficial arrangement ensures that Pharmak partners can harness the power of advanced patient data while fostering a sustainable ecosystem of innovation and collaboration. Pharmak expects to achieve a minimum e-script order volume in 2024 of 100,000 e-scripts per month in the UAE and a further 100,000 e-scripts per month in Saudi Arabia.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement 6 December 2023

The average e-script value in the UAE is AED550.00 (USD$150.00); in Saudi, the average e-script value is SAR350.00 (USD$93.40). By including the AHI screening in the e-script cost, AHI is not exposed to the utilisation risk within the process. To further enhance the process, AHI intends to develop a medication management system within the AHI platform, delivering more profound value, partner retention and revenue to the partnership.

The collaboration between Pharmak and AHI introduces a pioneering approach to medication management in the MENA region by incorporating biometric assessments into the e-scripting process. This integration aims to leverage individual biometric data to enhance care and medication management precision. It signifies a strategic shift towards more personalised healthcare, enabling care providers to deliver tailored therapeutic outcomes through advanced biometric technology. This initiative responds to the evolving role of care providers working to address the need for comprehensive evaluation of pharmaceutical care’s clinical, economic, and humanistic impacts. Embracing such innovation is crucial for managing the region’s high chronic disease prevalence and improving overall healthcare outcomes.

Several factors underscore the need for medication management in the MENA regioni ii. Firstly, pharmaceutical care services (PCs) have evolved to focus on patient safety and effectiveness, with varied adoption across different nations in the region. The roles of pharmacists have expanded beyond dispensing medications to include working with healthcare professionals and the community, which has proven beneficial in conditions like diabetes through improved patient knowledge, adherence, and therapeutic outcomes.

In the Middle East, the pharmacy profession has been developing, which has led to some improved patient outcomes and therapy management. However, there is a need for a holistic evaluation of the impact of pharmaceutical care services through clinical, economic, and humanistic assessments to facilitate intervention and ensure sustainability across disconnected systems.

Furthermore, the concept of pharmaceutical care is still new in many Middle Eastern countries and is often confused with clinical pharmacy, but rapid transitions in pharmacy education and the introduction of PharmD degrees (Doctor of Pharmacy) are expected to enhance the understanding and implementation of pharmaceutical care and medication management services.

The pharmacy should play a crucial role in the early detection of chronic diseases and in providing prevention counselling, managing cardiovascular and chronic kidney diseases, and counselling to improve patients’ quality of life and medication adherence. Studies have shown that pharmaceutical care services can reduce hospitalisation rates and mortality, affect drug therapy costs, and highlight the importance of pharmacoeconomic evaluation studies. Patient satisfaction with pharmaceutical care services is vital, and pharmacists face challenges like time constraints and access to patient medical information.

These aspects illustrate the complex and growing need for robust medication management systems in the MENA region to improve healthcare outcomes and manage the high prevalence of chronic diseases.

While focused on patient safety and effectiveness, the MENA region’s medication management landscape faces fragmentation with too many systems that fail to interact effectively, hindering optimal health outcomes. AHI addresses this gap by developing an enterprise platform to consolidate these disparate elements into a unified, outcome-driven care model.

The AHI Enterprise Care Platform is positioned to revolutionise healthcare management by introducing interoperability across multiple critical domains, risk assessment screening, telehealth, e-scripting, medication management, Pharmaceutical Benefit Management, phenotypical profiling, and epidemiological predictive screening at a population scale.

Designed to streamline the complexity of contemporary medication management, this platform will seamlessly merge pharmaceutical care with multifaceted evaluations, ensuring that Clinical Services are both comprehensive and sustainable. This transformative approach is set to deliver integrated, patient-centred care throughout the MENA region, responding adeptly to the urgent needs arising from the high prevalence of chronic diseases.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement 6 December 2023

The partnership comes at a time when the MENA region is extremely vocal about investing heavily in the digitisation of healthcare and population screening. In Saudi alone, the Kingdom has allocated USD$50.3 billion to healthcare and social development.iii Much of this budget is directed toward digital health initiatives to enhance accessibility, efficiency, and transparency within the healthcare system.

Over the past few years, the e-script industry has experienced significant developments, highlighted by notable acquisitions such as Cigna’s acquisition of Express Scripts for a staggering USD$54 ivbillion and Wesfarmers’ recent acquisition of IntantScripts for $135 millionv after just 5 years of operations. Amidst this dynamic landscape, Pharmak stands out with its pioneering approach to e-script management, showcasing its innovative capabilities in the industry. Pharmak is taking innovation to new heights by integrating AHI technology, forging a ground-breaking system that combines screening, e-script, and health management like never before.

Among these initiatives was creating a unified national electronic health record system, which acts as a comprehensive database to ensure patient data is accessible to medical professionals nationwide, enabling seamless cooperation and swift decision-making.

AHI’s BHA delivers 61 outputs, with 41 biometrics, across 5 health categories so patients can better understand their well-being and proactively address any concerns. The phenotypical data derived from the AHI BHA is unparalleled in the market.

Further investment in telemedicine platforms is prioritised, ensuring healthcare access even in remote areas.vi

Under Vision 2030, the Saudi government has also been working toward privatising the healthcare industry, focusing on 290 government hospitals and 2,300 primary health centres in the Kingdom.vii

AHI – Enterprise Care Platform

Vlado Bosanac, Head of Strategy at AHI, said:

“AHI has made significant progress throughout 2023, successfully expanding its footprint across the MENA region. The strategic entry of AHI into the UAE market is guided by a set of clear objectives that align with the region’s healthcare goals. AHI is committed to enhancing patient care by raising awareness of health risks and integrating closely with medication management systems across the UAE. By pinpointing the at-risk populations, AHI aims to channel individuals into suitable care pathways through collaboration with regional partners.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement 6 December 2023

AHI is dedicated to supporting the government in addressing the challenge posed by one of the highest rates of chronic diseases globally. This initiative reflects AHI’s dedication to contributing to the health sector’s advancement and improving patient health outcomes in the UAE.

Now in active collaboration with multiple insurers, government bodies, and care provider networks, AHI has reached a pivotal moment with integrating our state-of-the-art scanning technology into the Pharmak Direct e-script procurement system. This significant advancement is a cornerstone of our evolving health management ecosystem and cements our commitment to revolutionising healthcare provision.

The integration enables insurers and healthcare professionals to seamlessly access biometric data, transforming their approach to policyholder and patient care. It facilitates the delivery of personalised medical guidance, precise medication adjustments, and lifestyle modifications tailored to individual health requirements.

By introducing biometric health screenings (BHA) within the Pharmak Direct e-script system, we usher in an unprecedented era of preventive healthcare and early detection of health issues. Regular monitoring of biometric data empowers patients to notice and act upon any changes from their normal health patterns, allowing for early medical intervention. This proactive approach is instrumental in reducing health risks and enhancing patient health outcomes”.

Leo Doyle, Founder and CEO of Pharmak Direct, said:

“Over the past six months, our partnership with AHI has profoundly enhanced our understanding of how the biometric assessments can not only improve the e-scripting, but it has also revealed new avenues for solidifying our presence and further enhancing Pharmak’s presence in this highly needed segment. Integrating biometric health assessments into our e-scripting services, in conjunction with our insurance collaborations, will fortify our market position and highlight the limitations of other script fulfilment options.

Pharmak is a clear market leader throughout the region, as we are dedicated to progressing and enhancing patient care by both building and partnering with state-of-the-art technologies like AHI. We provide insurers, healthcare providers and individuals with sophisticated solutions that revolutionise pharmaceutical management and overall health stewardship, paving the way for improved decision-making, preventative strategies, and timely interventions. Collectively, with AHI, we are sculpting the future of healthcare by harnessing cutting-edge technology to foster a more individualised, efficient, and patient-oriented approach.

This innovative integration marks a significant shift in medication management and promotes a cooperative environment where patients are empowered to engage with their health. By granting patients easy access to their biometric data, we enable them to make knowledgeable choices and take pre-emptive actions for better health outcomes”.

The material terms of the formal agreements are as follows:

●	This Agreement becomes effective from the Effective Date and initially spans a period of one (1) year known as the “Initial Term.”

●	The Initial Term automatically extends on the anniversary of the effective date every year for a further year.

●	Either party may terminate this agreement by providing written notice at least thirty (30) calendar days, or before the expiry of the Initial Term or any ongoing Renewal Term.

Termination - Material Breach:

The Agreement may be promptly terminated by either party through written notice with immediate effect under the following circumstances.

●	If either party commits a material breach of this Agreement.

●	If either party engages in fraud, dishonesty, serious misconduct, or severe negligence.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement 6 December 2023

Fees and Screening:

●	AHI will provide the following scanning solutions, BodyScan, FaceScan and Biometric Health Assessment, to Pharmak Direct on a 1.6% of e-script value as outlined.

●	AHI will receive 1.6% of the net script value (net of discount) received by Pharmak by customers who agree to integrate the AHI technology for its members.

●	The exception to the e-script payment is the DermaScan and AF-Scan, which the parties will mutually agree upon if implemented.

●	Pharmak will pay fees in relation to ongoing support services provided by AHI with respect to the integration and, on completion of the integration, the integrated product.

●	AHI confirms that it considers the fees payable to be market standard and comparable to fees payable for similar arrangements between similar companies in the same industry, and in any event, not material for disclosure in the context of AHI’s business as a whole.

License and Data

●	The technology license is a restricted, non-exclusive, and non-transferable license to use their software service and related documentation.

●	This license is exclusively for establishing and maintaining a connection and making the AHI Application accessible to Pharmak customers.

●	Pharmak is prohibited from sublicensing this license to others except its affiliates unless explicitly agreed by AHI.

●	Under the agreement, Pharmak must comply with international quality standards. AHI, as the provider of the technology, will work in collaboration with Pharmak to ensure adherence to all relevant regulatory requirements. The agreement may be terminated if the integrated product fails to meet any relevant regulatory requirements.

●	AHI is authorised to produce duplicates for the purposes of testing and development within the permitted boundaries.

●	Pharmak is obligated to implement the feedback given by AHI. When personal data is processed, AHI will act as the controller, and Pharmak will function as the processor.

●	Both parties must adhere to data protection laws under the region.

●	AHI does not expect to yield immediate revenue from this agreement. AHI expects more consistent revenue generation following the commercial deployment of the integrated product, which is estimated to occur in Q2 2024.

About Pharmak Direct

Pharmak Direct is a user-friendly interface that simplifies the prescription packing and delivery workflow. Doctors submit electronic prescriptions directly to the Health Authority Pharmacy Benefit Management (PBM) portal after consultation with the patient, the patient then sends the e-script number directly to Pharmak Direct, eliminating the need for paper-based prescriptions and reducing the risk of errors. This streamlined process saves time and enhances patient safety by minimising the possibility of misinterpretation or lost prescriptions.

Furthermore, Pharmak Direct has been selected as the partner of choice by health insurers that provide healthcare coverage for government health agencies both in the United Arab Emirates and Saudi Arabia, allowing them to receive e-scripts, process orders, and dispense medication to patients efficiently. Pharmak receives all script details digitally, ensuring accurate dispensing and reducing the chance of medication errors. This digital integration fosters better collaboration between healthcare providers, improving patient care, adherence to medication consumption plans, and retention.

Pharmak Direct’s impact extends beyond the prescription process itself. The platform offers features such as medication reminders, drug interaction alerts, and digital health records, empowering patients to manage their health actively. Patients can stay informed and compliant with their treatment plans with convenient access to their prescription history and medication information.

*The board of Advanced Health Intelligence Ltd has approved this announcement.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement 6 December 2023

For more information, contact:

Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech	Leo Doyle Founder/CEO Pharmak Direct https://pharmakdirect.com/contact-us/

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (‘AHI’) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies worldwide via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world’s first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit:  www.ahi.tech

References

[i]	https://bmcpublichealth.biomedcentral.com/articles/10.1186/s12889-023-16199-1
ii	https://bmcpublichealth.biomedcentral.com/articles/10.1186/s12889-023-16199-1
iii	https://www.arabnews.com/node/2311421/business-economy
iv	https://www.reuters.com/article/us-express-scripts-m-a-cigna-idUSKCN1OJ2AO/

[v]	https://www.businessnewsaustralia.com/articles/wesfarmers--api-acquires-telehealth-giant-instantscripts-for--135m--bailador-technology-bags--52m.html

vi	https://www.arabnews.com/node/2311421/business-economy
vii	https://www.arabnews.com/node/2311421/business-economy

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech